東京青山・青木・狛法律事務所

The Prudential Tower
13-10, Nagatacho 2-chome
Chiyoda-ku, Tokyo 100-0014, Japan

Tel : +81 3 5157 2700
Fax: +81 3 5157 2900
www.taalo-bakernet.com
www.bakernet.com

RECEIVED
2007 DEC -3 A 10:23

[redacted]

07028417

FILE No. 082-05176

November 22, 2007

VIA AIR MAIL

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

SUPPL

PROCESSED
DEC 05 2007
THOMSON FINANCIAL

Fuji Television Network, Incorporated
Rule 12g-3(2)(b) Exemption Application

Dear Sirs:

Pursuant to Rule 12g-3(2)(b) under the Securities Exchange Act of 1934, we, as legal counsels to Fuji Television Network, Incorporated (the "Company") with respect to its international offering of shares, enclose herewith English translation of the documents which contents were announced by the Company:

- Notice of Adjustment to the Forecasts of Interim Operating Results (dated November 1, 2007);
- Flash Report (Consolidated Basis) - Results for the six months ended September 30, 2007 (dated November 13, 2007) and
- Notice of Resolution of the Board of Directors on Interim Dividend (Dated November 14, 2007).

Yours truly,

Kunio Aoki

Encl.
cc: Fuji Television Network, Incorporated

(Translation)

FILE No. 082-05176

November 1, 2007

Dear Sirs:

Name of listed company: Fuji Television Network, Incorporated

Representative: Koh Toyoda
President and Representative Director

(Code No. 4676, 1st section of Tokyo Stock Exchange)

Person to contact: Osamu Okada
General Manager of Accounting Dept.
Tel: 03-5500-8888 (Key)

Notice of Adjustment to the Forecasts of Interim Operating Results

Fuji Television Network, Incorporated (the "Company"), has made adjustment to the forecasts of interim consolidated operating results for the year ending March 31, 2008, which was publicized on June 28, 2007, and the forecasts of interim non-consolidated operating results for the year ending March 31, 2008, which was publicized on May 15, 2007, as described below:

Description

1. Adjustment to the forecasts of interim operating results for the year ending March 31, 2008 (from April 1, 2007 to September 30, 2007):

(1) Consolidated

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	282,500	11,800	13,300	12,400
Adjusted forecast (B)	281,600	7,300	8,900	10,400
Amount of increase or decrease (B-A)	(900)	(4,500)	(4,400)	(2,000)
Rate of increase or decrease	- 0.3%	- 38.1%	- 33.1%	- 16.1%
(For reference) Operating results for the previous interim period (from April 1, 2006 to September 30, 2006)	288,976	24,144	26,225	15,187

(2) Non-Consolidated

(million yen)

	Net Sales	Operating income	Ordinary Income	Net Income
Previous forecast (A)	190,600	10,500	12,300	7,600
Adjusted forecast (B)	192,300	7,400	9,100	5,600
Amount of increase or decrease (B-A)	1,700	(3,100)	(3,200)	(2,000)
Rate of increase or decrease	0.9%	- 29.5%	- 26.0%	- 26.3%
(For reference) Operating results for the previous interim period (from April 1, 2006 to September 30, 2006)	189,143	19,267	21,671	15,349

2. Reason for the adjustments:

(Non-Consolidated)

Spot advertising sales declined due to the stagnant advertising market, while sales increased in the businesses other than broadcasting, such as events and DVD sales. Consequently, net sales are expected to exceed the previous forecasts. However, due to a higher cost/retail ratio and an increase in expenses related with the new studio, operating income, ordinary income and net income are expected to fall below the previous forecasts.

(Consolidated)

Due to the adjustment to non-consolidated operating results described above, as well as sluggish TV direct marketing in the direct marketing segment and a drop in sales in the video and music segment, net sales and each income on a consolidated basis are expected to fall below the previous forecasts.

The forecasts of the whole-year consolidated and non-consolidated operating results, which are currently in scrutiny process, will be publicized at the time of publication of the interim financial statements of the Company (November 13, 2007 (scheduled)).

* The above forecasts are made based on the information available to management as of the date hereof. Actual results may differ from the projected figures due to a variety of factors in the future.

- END -

Flash Report (Consolidated Basis)

Results for the six months ended September 30, 2007

November 13, 2007

Company Name: **Fuji Television Network, Inc.**

Stock listing: Tokyo Stock Exchange Code number: 4676 URL http://www.fujitv.co.jp

For further information, please contact: Kazunobu Iijima, Senior Executive Managing Director, Investor Relations

Telephone: +81-3-5500-8258

Planned filing of an interim security report: December 14, 2007 Planned start of dividend payments: December 7, 2007

(Figures less than ¥1 million have been omitted.)

1. Consolidated Performance

(1) Operating Results

Six months ended September 30

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2007	281,697	(2.5)	7,381	(69.4)	8,938	(65.9)	10,463	(31.1)
2006	288,976	(2.0)	24,144	(2.0)	26,225	5.1	15,187	19.1
Year ended March 31, 2007	582,660	—	42,325	—	45,995	—	24,846	—

	Net income per share	Net income per share after dilution
	Yen	Yen
2007	4,543.45	—
2006	6,617.26	—
Year ended March 31, 2007	10,811.13	—

(Reference) Gain on investment by equity method: Six months ended September 30, 2007: ¥1,060 million, Six months ended September 30, 2006: ¥1,160 million, Year ended March 31, 2007: ¥2,536 million

(2) Financial Position

At September 30

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2007	695,631	463,437	65.8	198,857.04
2006	695,225	467,177	65.9	198,927.93
March 31, 2007	731,496	469,586	63.3	201,008.38

(Reference) Total shareholders' equity: September 30, 2007: ¥457,986 million, September 30, 2006: ¥458,150 million, March 31, 2007: ¥462,941 million

(3) Cash Flows

Six months ended September 30

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financial activities	Cash and cash equivalent at end of term
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
2007	6,973	(19,201)	(5,943)	86,275
2006	35,032	(19,517)	(3,932)	82,358
Year ended March 31, 2007	60,718	(18,206)	(9,013)	104,324

2. Dividends

Years ended/ending March 31

Record date	Dividends per share		
	Interim dividends	Year-end dividends	Total
	Yen	Yen	Yen
2007	2,000.00	3,000.00	5,000.00
2008 (Actual)	1,800.00		3,600.00
2008 (Forecast)		1,800.00	

3. Forecasts for Fiscal Year ending March 31, 2008

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal year	576,200	(1.1)	25,400	(40.0)	28,600	(37.8)

	Net income		Net income per share
	Millions of yen	%	Yen
Fiscal year	21,800	(12.3)	9,465.52

4. Other

1. Significant changes in subsidiaries during the subject fiscal year (Transfer of particular subsidiaries following a change in the scope of consolidation): None
2. Changes in accounting rules, procedures or method of presentation relating to the preparation of the consolidated financial statements (Matters included in changes to significant items that form the basis for preparation of the consolidated financial statements).
   a. Changes in accordance with revisions to accounting standards: Yes
   b. Other changes: None

3. Number of Shares Outstanding (Common stock)
   Number of shares outstanding (including number of treasury stock):
   September 30, 2007: 2,364,298 shares, September 30, 2006: 2,364,298 shares
   March 31, 2007: 2,364,298 shares
   Number of treasury stocks:
   September 30, 2007: 61,202 shares, September 30, 2006: 61,202 shares
   March 31, 20072007: 61,202 shares

(Reference) Flash Report (Non-Consolidated Basis)

Results for the six months ended September 30, 2007

1. Non-Consolidated Performance

(1) Operating Results

Six months ended September 30 — Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit		Net income	
	Millions of yen	%	Millions of yen	%	Millions of yen	%	Millions of yen	%
2007	192,304	1.7	7,464	(61.3)	9,197	(57.6)	5,657	(63.1)
2006	189,143	(1.8)	19,267	(0.7)	21,671	7.7	15,349	69.9
Year ended March 31, 2007	377,875	—	35,294	—	38,165	—	23,904	—

	Net income per share
	Yen
2007	2,456.59
2006	6,664.61
Year ended March 31, 2007	10,379.27

(2) Financial Position

At September 30

	Total assets	Net assets	Equity ratio	Net assets per share
	Millions of yen	Millions of yen	%	Yen
2007	580,531	420,095	72.4	182,404.49
2006	580,579	426,244	73.4	185,074.38
March 31, 2007	614,290	429,683	69.9	186,567.67

(Reference) Total shareholders' equity: September 30, 2007: ¥420,095 million, September 30, 2006: ¥426,244 million, March 31, 2007: ¥429,683 million

2. Forecasts for Fiscal Year ending March 31, 2008

Percentages indicate year-on-year increase/ (decrease).

	Net sales		Operating income		Recurring profit	
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Fiscal year	378,400	0.1	21,100	(40.2)	22,900	(40.0)

	Net income		Net income per share
	Millions of yen	%	Yen
Fiscal year	13,000	(45.6)	5,644.58

The forward-looking statements made in this document, including the aforementioned forecasts, are based on all information available to the management at the time of this document's release. Actual results may differ from the results anticipated in the statements.

1. BUSINESS PERFORMANCE AND FINANCIAL POSITION

(1) Analysis of Business Performance

[Business Performance in the Subject Interim Period]

The Japanese economy during the subject interim period was described in the government's *Monthly Economic Report* as recovering despite weaknesses in certain areas, that corporate earnings are improving, and that capital expenditure is increasing. It also noted that consumer spending has been mainly flat.

Amid this economic environment, growth in the television advertising market during the subject interim period was slow year on year due to such factors as the falloff in demand after the 2006 FIFA World Cup Germany, and a slowdown in the finance and insurance fields. However, with the Upper House election in July 2007 the market picked up during the second quarter, albeit slightly.

Fuji Television received a "quadruple crown" in viewer ratings for the interim period, capturing the top spots in the "golden time" (19:00-22:00), prime time (19:00-23:00), all day (06:00-24:00), and non-prime time (06:00-19:00 and 23:00-24:00) slots. Retaining this leading position for the third consecutive year has provided the underlying support for Fuji Television's business performance. Nonetheless, consolidated net sales in the subject interim period fell 2.5% year on year to ¥281,697 million, due to a slump in television shopping in the Direct Marketing segment, and slow sales in the Video and Music segment. Operating income was down 69.4% year on year to ¥7,381 million, with recurring profit down 65.9% to ¥8,938 million, due to earnings declines in the Broadcasting, Program Production and Related Business, and Video and Music segments, and operating losses posted in the Direct Marketing and Other segments.

Net income, however, declined 31.1% from the same period of the previous fiscal year to ¥10,463 million, due mainly to extraordinary gains of ¥2,882 million from gain on the sale of investment securities (sale of shares in T/Q Music, Inc., a subsidiary in the Video and Music segment), and ¥6,118 million from gain on sale of investments (sale of investment in Windswept Holdings LLC, related to the Video and Music segment).

Results by operating segment are as follows.

Six months ended September 30

	Net sales			Operating income		
	2006	2007	Change	2006	2007	Change
	Millions of yen	Millions of yen	%	Millions of yen	Millions of yen	%
Broadcasting	202,374	204,208	0.9	20,228	7,972	(60.6)
Program Production and Related Business	25,490	27,302	7.1	1,565	1,555	(0.6)
Direct Marketing	31,347	29,967	(4.4)	(900)	(1,999)	---
Video and Music	36,916	32,732	(11.3)	2,593	101	(96.1)
Other	28,876	25,422	(12.0)	676	(220)	---
Eliminated	(36,027)	(37,935)	---	(18)	(29)	---
Total	288,976	281,697	(2.5)	24,144	7,381	(69.4)

The Broadcasting segment represents the earnings of Fuji Television and Nippon Broadcasting.

In the Television Broadcasting division, two drama programs with high viewer ratings were *Operation Love* with an average rating of 17.5%, and *Hanazakari no Kimitachi-he: Ikemen Paradise*, which helped fuel the so-called "*ikemen* [hawt guy] boom," with 17.3%. Also attracting much attention was *Liar Game* and *Life*, original new programs in the serial drama format newly established for the Saturday 23:00 slot. Among other drama programs, the drama special *Barefoot Gen* posted viewer ratings over its two consecutive evenings of 18.2% and 20.5%, respectively. Among variety programs, the shows *Nep League*, *Hanetobi*, and *Quiz Hexagon II* demonstrated Fuji Television's capabilities in program production, while *HEY! HEY! HEY!* and *SMAPxSMAP* remained popular. The information programs *TOKUDANE!* and *Mezamashi TV*, as well as the news program *FNN Super News*, continued to post high viewer ratings.

However, television broadcasting revenues declined 1.3% year on year to ¥144,202 million overall, as both time and spot advertising sales were down from the same period of the previous fiscal year.

In network time advertising sales, regular program sales were up from a year earlier, though one-off programming sales were down despite the broadcast of the 2007 World Judo Championships September, since the previous fiscal year featured such broadcasts as the 2006 FIFA World Cup Germany and the 2006 Women's World Volleyball Grand Prix. As a result, sales in the subject interim period decreased to ¥67,681 million, 0.3% lower than in the same period of the previous fiscal year.

In local time advertising sales, regular program sales declined from a year earlier. One-off program sales were on par with the same period of the previous fiscal year despite the broadcast of popular overseas dramas in the late-night time spot, but this was insufficient to compensate for the falloff in regular programming. As a result, sales in the subject interim period decreased to ¥10,792 million, 6.1% lower than in the same period of the previous fiscal year.

Spot advertising sales rose year on year during the second quarter, but declined slightly year on year for the interim period overall due to the impact from 1Q sales falloff in stemming from the 2006 FIFA World Cup Germany. By industry type, strong sales came from communications, where activity has picked up in the mobile phone industry with the introduction of DoCoMo 2.0 and other services, and from entertainment, prompted by a series of popular movies. However, sales were down in such industries as non-alcoholic beverages, automobiles and related industries, finance and insurance. As a result, sales in the subject interim period decreased to ¥65,727 million, 1.4% lower than in the same period of the previous fiscal year.

In broadcasting related business, sales decreased to ¥15,135 million, 2.6% lower than in the same period of the previous fiscal year, as revenue from program sales and production of commercials declined.

Revenues from other operations in the Television Broadcasting business were up significantly year on year. In the event business, sales for *Dralion* were healthy, which together with *Odaiba Bokenoh*, and the concert series MR. CHILDREN, resulted in substantial sales gains. In the rights business, DVD sales were strong for the *Dragonball* series, *Nodame Cantabile*, *Dorifu Daibakusho*, and other programs. In the movie business, Fuji Television had a major children's movie hit in April with *GE-GE-GE NO KITARO*, the first live-action film of the wildly popular character that it has been portrayed in animation numerous times over the last 40 years, generating ¥2.3 billion in box-office sales. In July the movie version of the hit drama *Adventures of the Super Monkey –Journey to the West--* was released, with an opening that was the largest ever for a Japanese movie. With a cast that starred Shingo Katori, and an awe-inspiring sense of scale possible in a movie due to the location in China and other benefits, it was the top-grossing live-action film of the summer, returning ¥4.5 billion in box-office sales. As a result, sales in the subject interim period rose to ¥32,966 million, 19.6% higher than in the same period of the previous fiscal year.

As a result, sales in the Television Business overall amounted to ¥192,304 million, an increase of 1.7% from the same period of the previous fiscal year.

In terms of expenses, costs in the Broadcasting business increased due to the running of the FORMULA 1™ Fuji Television Japanese Grand Prix during the first half (the race was held during the second half of the previous fiscal year), costs in Other Operations also increased due to increased revenue, and the Company recorded greater SG&A expenses, including costs related to the new studio. As a result, operating expenses in the Television Broadcasting business were significantly higher than in the same period of the previous fiscal year.

In the Radio Broadcasting division, broadcast revenue was down, with both time revenue and spot revenue lower than in the previous fiscal year. The event business also recorded revenue declines, due to a continued focus on profitability. As a result, sales in the subject interim period declined to ¥11,929 million, 10.0% lower than in the same period of the previous fiscal year, with operating income down 46.1% to ¥508 million.

For the Broadcast segment overall, sales rose 0.9% from the same period of the previous fiscal year to ¥204,208 million, though operating income declined 60.6% to ¥7,972 million.

Sales by Broadcasting Operations

Six months ended September 30

	2006	2007	Change from the previous term
	Millions of yen	Millions of yen	Millions of yen
Television broadcasting			
Broadcasting operations	161,580	159,338	(1.4)
Broadcasting	146,038	144,202	(1.3)
Network time	67,855	67,681	(0.3)
Local time	11,491	10,792	(6.1)
Spot	66,691	65,727	(1.4)
Broadcasting related business	15,542	15,135	(2.6)
Other operations	27,562	32,966	19.6
Subtotal	189,143	192,304	1.7
Radio broadcasting	13,256	11,929	(10.0)
Elimination in the segment	(25)	(26)	
Total	202,374	204,208	0.9

Program Production and Related Business

This segment consists of subsidiaries involved in program production, engineering, set design, and other activities. Each of the relevant subsidiaries managed to expand program-related sales, as well as increase revenue from events and other areas not related to programs and to open up new business relationships with companies outside the Fuji Television Group. As a result, sales in this segment rose 7.1% from the same period of the previous fiscal year to ¥27,302 million. Operating income, however, declined 0.6% to ¥1,555 million despite efforts to trim expenses.

Direct Marketing

This segment reflects the business results of Dinos Inc. This company merged with FujiTV Flower Center, Co., Ltd. on April 1, 2007. Sales in catalogue media began to show signs of recovery, but were down year on year in the sluggish television shopping business. In terms of expenses, there was an increase in catalogue production costs and other expenditures, along with developing reductions in distribution costs under the new structure as the share of bulk products handled increased, and the amount of the operating loss in this segment increased. Internet sales increased 21.6% year on year. As a result, sales in this segment declined 4.4% from the same period of the previous fiscal year to ¥29,967 million, and the segment posted an operating loss of ¥1,999 million.

Video and Music

Pony Canyon, Inc.'s DVD sales, despite the continued popularity of the *Dragonball* series, were down year on year due to the lack of a hit on the level of last fiscal year's *The Suspect: Muroi Shinji*. The audio business was boosted by such artists as Kreva and Bennie K., but had nothing to compare with aiko's hit album a year earlier. As a result, sales in this segment declined 11.3% from the same period of the

previous fiscal year to ¥32,732 million, with operating income down 96.1% to ¥101 million.

Other

In the Other segment, both sales and profits at Fujimic, Inc. rose on the back of greater orders for software development. Fusosha Publishing Inc., amid a slowdown in the publishing industry overall, faced a difficult struggle for sales and advertising in its magazine division, which along with the lack of any hit books such as *Tokyo Tower* in the previous fiscal year, led to a significant fall in revenue. As a result, sales declined 12.0% from the same period of the previous fiscal year to ¥25,422 million, and with the considerable falloff in sales the segment posted an operating loss of ¥220 million.

Equity-Method Affiliates

Fuji Satellite Broadcasting, Inc. (BS Fuji, Inc.) is now in its seventh year of operation, and has grown steadily, with the number of households able to view digital satellite broadcasts reaching 29.27 million at the end of September. However, equity in earnings of affiliated companies (net of dividends) declined ¥100 million from the same period of the previous fiscal year, to ¥1,060 million.

[Outlook for the Fiscal Year Ending March 31, 2008]

Uncertainty over the state of the advertising market has grown with the rise in crude oil prices, instability in the U.S. economy, and recent political turmoil.

Under such conditions, for Fuji Television's mainstay broadcasting revenue on a non-consolidated basis, the network time advertising situation was difficult during the October new programming season, while spot advertising sales are expected to be sluggish year on year during the third quarter. For other businesses, however, we anticipated growth to exceed expectations, centered on the event, movie, and video businesses.

Although we continue to work to control expenses, considering the decline in broadcasting revenue during the third quarter, we have revised downward our previous forecasts for operating income, recurring profit, and net income.

On a consolidated basis, we are pursuing a program of Group restructuring, and selection and concentration of management resources. Although we expect performance to improve during the second half, since the Broadcasting segment accounts for such a large proportion of results, and because in light of interim results we anticipate year-on-year declines for the full term in the Direct Marketing, and Video and Music segments, we have revised downward our previous forecasts, similar to those for non-consolidated results.

As a result, on a non-consolidated basis for the full fiscal period Fuji Television forecasts net sales of ¥378.4 billion, operating income of ¥21.1 billion, recurring profit of ¥22.9 billion, and net income of ¥13.0 billion; and on a consolidated basis net sales of ¥576.2 billion, operating income of ¥25.4 billion, recurring profit of ¥28.6 billion, and net income of ¥21.8 billion.

Comparisons of revised forecasts to consolidated forecasts for the full term of the fiscal year ending March 31, 2008, announced on June 28, 2007, and non-consolidated forecasts announced on May 15, 2007, are as follows.

(1) Consolidated Financial Results of Year ending March 31, 2008 (Millions of Yen)

	Net Sales	Operating Income	Recurring Profit	Net Income
Previous Forecast (A)	586,000	34,100	37,300	26,500
Revised Forecast (B)	576,200	25,400	28,600	21,800
Change (B-A)	(9,800)	(8,700)	(8,700)	(4,700)
Percent Change (%)	(1.7)	(25.5)	(23.3)	(17.7)

(2) Non-Consolidated Financial Results of Year ending March 31, 2008 (Millions of Yen)

	Net Sales	Operating Income	Recurring Profit	Net Income
Previous Forecast (A)	378,700	26,500	28,600	16,600
Revised Forecast (B)	378,400	21,100	22,900	13,000
Change (B-A)	(300)	(5,400)	(5,700)	(3,600)
Percent Change (%)	(0.1)	(20.4)	(19.9)	(21.7)

(2) Financial Condition

Total assets at the end of the subject interim period amounted to ¥695,631 million, a decrease of ¥35,865 million from March 31, 2007 (the end of fiscal 2007).

Total current assets amounted to ¥263,854 million, a decrease of ¥19,175 million from the end of fiscal 2007. This was due mainly to a ¥13,990 million increase in cash and time deposits, against a ¥28,486 million decrease in marketable securities. Total fixed assets were ¥431,776 million, a decline of ¥16,690 million. This was due mainly to a ¥6,210 million decrease in intangible fixed assets resulting from the sale of consolidated subsidiaries and their exclusion from consolidation, along with a ¥7,699 million decrease in investment in securities stemming from a decline in market value.

Total liabilities amounted to ¥232,193 million, a decrease of ¥29,715 million from the end of fiscal 2007. This was due mainly to a ¥10,672 million decrease in accrued income taxes and other items in other current liabilities, along with an ¥11,253 million decrease in accrued expenses.

Net assets amounted to ¥463,437 million, a decrease of ¥6,149 million from the end of fiscal 2007. Despite the recording of ¥10,463 million in net income for the interim period, net assets fell as a result of ¥6,909 million in decreases from distribution of retained earnings, and ¥8,801 million in decreases in valuation gain on other securities.

Cash flows during the subject fiscal period were as follows.

Cash provided by operating activities totaled ¥6,973 million, a decrease of ¥28,058 million from cash provided during the same period of the previous fiscal year. This was due mainly to an ¥8,382 million decrease in income before income taxes, and a ¥13,519 million increase in payment of income tax.

Cash used in investing activities totaled ¥19,201 million, a decrease of ¥316 million in cash used, nearly on par with the same period of the previous fiscal year. This was due mainly to an aggregate ¥28,229 million increase in payments for the purchase of tangible and intangible fixed assets, and ¥8,561 million for purchase of investment securities, against ¥16,949 million in proceeds from sale of investments in the U.S. music business.

Cash used in financing activities totaled ¥5,943 million, an increase of ¥2,011 million from cash used during the same period of the previous fiscal year. This was due mainly to a ¥2,327 million increase in dividends paid by the Company.

As a result, the balance of cash and cash equivalents at the end of the subject interim period amounted to ¥86,275 million, a decrease of ¥18,049 million from the end of fiscal 2007, and an increase of ¥3,916 million from the end of the same period of the previous fiscal year.

Trends in cash flow indices are shown below:

	September 30, 2005	March 31, 2006	September 30, 2006	March 31, 2007	September 30, 2007
Equity ratio (%)	65.6	66.9	65.9	63.3	65.8
Equity ratio, based on market value (%)	81.6	97.8	88.4	86.0	76.5
Number of years for amortization (years)	1.1	1.3	0.8	1.0	4.2
Interest coverage ratio	133.4	174.7	56.1	57.0	15.4

Notes:

1. Equity ratio=total shareholders' equity/total assets
2. Equity ratio based on market value: Total market value of stocks/total assets
3. Number of years for amortization: interest-bearing debt/operating cash flows
4. Interest coverage ratio: operating cash flows/interest payments

*1. All indices are calculated on a consolidated basis.

*2. The total market value of stocks is calculated by multiplying market value at the balance sheet date by the number of shares issued by the balance sheet date.

*3. "Operating cash flows" refers to cash flows used in operating activities as shown in the consolidated balance sheets.

*4. "Interest-bearing debt" refers to all debts listed in the consolidated balance sheets on which the Company pays interest. "Interest payments" denotes interest payments as reflected in the consolidated cash flow statements.

(3) Basic Policies Concerning the Distribution of Company Profits and Dividends in the Subject and Next Fiscal Years

Fuji Television regards the disbursement of profits to shareholders as one of its most important management responsibilities. Under its management policy, the Company pays dividends commensurate with its performance, while aggressively investing in infrastructure and content, and entering new fields of business, in order to respond to changes in the broadcasting industry.

Regarding dividends from surplus, we aim for a standard of a non-consolidated dividend payout ratio of 50% and make decisions regarding the appropriate payment of the dividends for a specified accounting period based on a comprehensive review of the various elements related to the company's income during said period, the investments necessary to develop the business in the future, and other factors.

Fuji Television has decided to pay an interim dividend of ¥1,800 per share during the fiscal year ending March 31, 2008. The Company plans to pay a year-end dividend of the same amount of ¥1,800 per share, for a full-year dividend of ¥3,600 per share.

2. THE FUJI TELEVISION NETWORK GROUP

Fuji Television, its subsidiaries, the Nippon Broadcasting System, Inc. and Pony Canyon, Inc., and its affiliate, Sankei Shimbun Co., Ltd, each have their own corporate groups composed of subsidiaries and affiliates and this constellation of companies is involved in a broad range of businesses that include activities in the fields of culture, entertainment, sports, news and the environment.

The Fuji Television Group is made up of the parent company (Fuji Television) and 54 subsidiaries and 38 affiliates, including Nippon Broadcasting System, Inc. and Pony Canyon, Inc. The companies' major activities are broadcasting, as prescribed by Japan's Broadcasting Law; planning, production, technology and transmissions involving programs for broadcast; direct marketing, and video and music. These companies also provide services related to each of these businesses.

The major business categories of the Fuji Television Network Group are shown below.

Category	Major Companies
Broadcasting Television and radio broadcasting	Fuji Television Network, Inc. Nippon Broadcasting System, Inc.
Program Production and Related Business Planning, production, engineering and relay operations as well as other businesses for programming	Kyodo Edit, Co., Ltd. Kyodo Television, Limited Vasc, Inc. Happo Television, Inc. Van Eight Production, Inc. Fuji Art, Inc. Fuji Creative Corporation Fuji Lighting and Technology, Inc. Basis, Ltd. Fujisankei Communications International, Inc.
Direct Marketing Direct marketing and sales of fresh flowers	Dinos Inc.
Video and Music Production and sale of music and video software, management of music copyrights, etc.	Shinko Music Publishers Co., Ltd. Fujipacific Music Inc. "Fuji Music Partners" Pony Canyon Inc. Ponycanyon Enterprise Inc. Fujipacific Music (USA), Inc. Fujisankei California Entertainment, Inc. Windswept Classics, Inc.
Other Publishing, advertising, temporary agency services, equipment leasing, software development, etc.	Nippon Broadcasting Projects, Inc. Bigshot Inc. Fujisankei Advertising work Inc. Fuji Jinzai Center, Inc. Fujimic, Inc. Fusosha Publishing, Inc.

Note: Fuji Television's consolidated subsidiaries Bigshot Inc., Fujisankei Advertising Work Inc., and T*Com Corporation, merged with Fuji Ad. Systems Corp., a joint venture company of six companies in the Fuyo Group and the Fuji Television Group, on October 1, 2007. The surviving company, Bigshot Inc., changed its corporate name to Quaras Inc.

3. MANAGEMENT POLICIES

There have been no major changes to (1) Basic Policies; (2) Management Goals and Indices; or (3) Medium- to Long-Term Management Strategies and Issues to be Addressed, from those presented in the earnings report for fiscal year ended March 31, 2007 (released on May 15, 2007). These items are consequently omitted from this report.

This earnings report can also be viewed online at the following addresses:
http://wwwz.fujitv.co.jp/en/index2.html

4. CONSOLIDATED FINANCIAL STATEMENTS
(1) Consolidated Balance Sheets

	September 30				March 31, 2007	
	2006		2007			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
ASSETS						
Current assets:						
1. Cash and time deposits	47,934		60,359		46,368	
2. Trade notes and accounts receivable	113,069		116,267		119,763	
3. Marketable securities	52,160		30,211		58,697	
4. Inventories	22,138		21,516		23,152	
5. Other current assets	34,130		35,633		35,418	
6. Less allowance for doubtful accounts	(269)		(132)		(372)	
Total current assets	269,163	38.7	263,854	37.9	283,029	38.7
Fixed assets:						
1. Tangible fixed assets						
(1) Buildings and structures	87,369		116,561		84,957	
(2) Land	27,078		27,081		27,080	
(3) Other tangible fixed assets	50,268		38,025		67,856	
Total tangible fixed assets	164,717	23.7	181,668	26.1	179,893	24.6
2. Intangible fixed assets						
(1) Goodwill	—		7,497		8,616	
(2) Other intangible fixed assets	50,712		40,173		45,265	
Total intangible fixed assets	50,712	7.3	47,671	6.9	53,881	7.4
3. Investments and other assets						
(1) Investment securities	189,957		184,327		192,027	
(2) Other	22,920		20,152		25,123	
(3) Less allowance for doubtful accounts	(2,245)		(2,043)		(2,459)	
Total investments and other assets	210,632	30.3	202,436	29.1	214,691	29.3
Total fixed assets	426,061	61.3	431,776	62.1	448,467	61.3
Total assets	695,225	100.0	695,631	100.0	731,496	100.0

At March 31

	September 30				March 31, 2007	
	2006		2007			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
LIABILITIES						
Current liabilities:						
1. Trade notes and accounts payable	51,982		57,763		58,905	
2. Short-term borrowings	5,775		5,565		5,490	
3. Allowance for sales returns	734		798		917	
4. Allowance for bonuses to directors	196		128		401	
5. Other current liabilities	58,393		64,357		84,830	
Total current liabilities	117,083	16.8	128,613	18.5	150,545	20.6
Long-term liabilities:						
1. Corporate bonds	49,983		49,986		49,984	
2. Bonds with stock purchase rights	357		---		369	
3. Long-term borrowings	2,523		2,989		2,091	
4. Deferred tax liabilities	11,788		4,845		12,283	
5. Retirement allowance for employees	31,319		31,594		31,683	
6. Retirement allowance for directors	3,208		2,894		3,441	
7. Negative goodwill	10,890		10,260		10,598	
8. Other long-term liabilities	894		1,009		911	
Total long-term liabilities	110,965	16.0	103,580	14.9	111,364	15.2
Total liabilities	228,048	32.8	232,193	33.4	261,909	35.8
NET ASSETS						
Shareholders' equity:						
1. Common stock	146,200		146,200		146,200	
2. Capital surplus	173,664		173,664		173,664	
3. Retained earnings	136,302		144,788		141,364	
4. Common stock in treasury	(15,505)		(15,505)		(15,505)	
Total shareholders' equity	440,662	63.4	449,148	64.5	445,723	60.9
Valuation, translation adjustments and others:						
1. Unrealized holding gain on securities	18,081		8,647		17,448	
2. Land revaluation account	(446)		(457)		(454)	
3. Translation adjustments	(147)		648		223	
Total	17,487	2.5	8,838	1.3	17,217	2.4
Minority interests	9,027	1.3	5,450	0.8	6,645	0.9
Total net assets	467,177	67.2	463,437	66.6	469,586	64.2
Total liabilities and net assets	695,225	100.0	695,631	100.0	731,496	100.0

(2) Consolidated Statements of Income

	Six months ended September 30				Year ended March 31, 2007	
	2006		2007			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Net sales	288,976	100.0	281,697	100.0	582,660	100.0
Cost of sales	185,458	64.2	193,700	68.8	379,444	65.1
Gross profit	103,518	35.8	87,997	31.2	203,215	34.9
Selling, general and administrative expenses:						
1. Selling expense	55,706		56,284		114,604	
2. General and administrative expenses	23,667		24,331		46,285	
	79,374	27.5	80,615	28.6	160,889	27.6
Operating income	24,144	8.3	7,381	2.6	42,325	7.3
Non-operating revenues:						
1. Interests	150		211		393	
2. Dividends	1,378		1,327		1,894	
3. Equity in earnings of affiliates	1,160		1,060		2,536	
4. Rental fee	540		553		1,124	
5. Others	763		610		1,523	
Total	3,993	1.4	3,763	1.4	7,473	1.3
Non-operating expenses:						
1. Interests	457		464		921	
2. Loss on investment association	703		859		1,535	
3. Rental fee	405		604		837	
4. Payment fee	63		---		---	
5. Others	281		278		508	
Total	1,911	0.6	2,206	0.8	3,803	0.7
Recurring profit	26,225	9.1	8,938	3.2	45,995	7.9

	Six months ended September 30				Year ended March 31, 2007	
	2006		2007			
	Millions of yen	%	Millions of yen	%	Millions of yen	%
Extraordinary gain:						
1. Gain on sale of fixed assets	3		7		46	
2. Gain on sale of investment securities	14		2,882		71	
3. Reversal of allowance of doubtful accounts	235		364		---	
4. Gain on sale of investments	---		6,118		---	
5. Others	9		157		112	
Total	262	0.1	9,531	3.4	230	0.0
Extraordinary loss:						
1. Loss on sale of fixed assets	4		3		19	
2. Loss on disposal of fixed assets	89		242		200	
3. Loss on sale of investment securities	78		313		342	
4. Valuation losses on membership	1		1		2	
5. Reserves for membership deposits	6		2		16	
6. Special retirement benefit	70		---		70	
7. Others	49		101		151	
Total	300	0.1	664	0.3	803	0.1
Income before income taxes	26,187	9.1	17,804	6.3	45,422	7.8
Income taxes and enterprise taxes	12,456		6,338		20,858	
Adjustment for income taxes	(1,842)		650		(1,036)	
Total	10,613	3.7	6,989	2.5	19,821	3.4
Minority interests	385	0.1	351	0.1	753	0.1
Net income	15,187	5.3	10,463	3.7	24,846	4.3

(3) Consolidated Statements of Changes in Net Assets

Six months ended September30, 2006 (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Common stock in treasury	Total
Balance at March 31, 2006	146,200	175,275	269,855	(160,851)	430,479
Change in six months ended September 30, 2006					
Dividends from surplus			(4,606)		(4,606)
Directors' bonuses from earnings appropriation			(382)		(382)
Net income			15,187		15,187
Cancellation of treasury stock		(1,610)	(143,735)	145,346	---
Transfer to land revaluation excess			10		10
Decrease in the change to the scope of consolidation			(26)		(26)
Net increase/decrease during the term under review except in shareholders' equity					
Total	---	(1,610)	(133,552)	145,346	10,182
Balance at September 30, 2006	146,200	173,664	136,302	(15,505)	440,662

	Valuation, translation adjustments and others				Minority interests	Total net assets
	Unrealized holding gain on securities	Land revaluation account	Translation adjustments	Total		
Balance at March 31, 2006	32,621	(435)	237	32,423	8,921	471,825
Change in six months ended September 30, 2006						
Dividends from surplus						(4,606)
Directors' bonuses from earnings appropriation						(382)
Net income						15,187
Cancellation of treasury stock						---
Transfer to land revaluation excess						10
Decrease in the change to the scope of consolidation						(26)
Net increase/decrease during the term under review except in shareholders' equity	(14,540)	(10)	(385)	(14,936)	105	(14,830)
Total	(14,540)	(10)	(385)	(14,936)	105	(4,647)
Balance at September 30, 2006	18,081	(446)	(147)	17,487	9,027	467,177

Six months ended September30, 2007 (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Common stock in treasury	Total
Balance at March 31, 2007	146,200	173,664	141,364	(15,505)	445,723
Change in six months ended September 30, 2007					
Dividends from surplus			(6,909)		(6,909)
Net income			10,463		10,463
Transfer to land revaluation excess			2		2
Decrease in the change to the scope of consolidation			(132)		(132)
Net increase/decrease during the term under review except in shareholders' equity					
Total	---	---	3,424	---	3,424
Balance at September 30, 2007	146,200	173,664	144,788	(15,505)	449,148

	Valuation, translation adjustments and others				Minority interests	Total net assets
	Unrealized holding gain on securities	Land revaluation account	Translation adjustments	Total		
Balance at March 31, 2007	17,448	(454)	223	17,217	6,645	469,586
Change in six months ended September 30, 2007						
Dividends from surplus						(6,909)
Net income						10,463
Transfer to land revaluation excess						2
Decrease in the change to the scope of consolidation						(132)
Net increase/decrease during the term under review except in shareholders' equity	(8,801)	(2)	424	(8,379)	(1,194)	(9,573)
Total	(8,801)	(2)	424	(8,379)	(1,194)	(6,149)
Balance at September 30, 2007	8,647	(457)	648	8,838	5,450	463,437

Year ended March 31, 2007 (Millions of yen)

	Shareholders' equity				
	Common stock	Capital surplus	Retained earnings	Common stock in treasury	Total
Balance at March 31, 2006	146,200	175,275	269,855	(160,851)	430,479
Change in year ended March 31, 2007					
Dividends from surplus			(9,212)		(9,212)
Directors' bonuses from earnings appropriation			(382)		(382)
Net income			24,846		24,846
Cancellation of treasury stock		(1,610)	(143,735)	145,346	---
Transfer to land revaluation excess			18		18
Decrease in the change to the scope of consolidation			(26)		(26)
Net increase/decrease during the term under review except in shareholders' equity					
Total	---	(1,610)	(128,491)	145,346	15,244
Balance at March 31, 2007	146,200	173,664	141,364	(15,505)	445,723

	Valuation, translation adjustments and others				Minority interests	Total net assets
	Unrealized holding gain on securities	Land revaluation account	Translation adjustments	Total		
Balance at March 31, 2006	32,621	(435)	237	32,423	8,921	471,825
Change in year ended March 31, 2007						
Dividends from surplus						(9,212)
Directors' bonuses from earnings appropriation						(382)
Net income						24,846
Acquisition of treasury stock						---
Transfer to land revaluation excess						18
Decrease in the change to the scope of consolidation						(26)
Net increase/decrease during the term under review except in shareholders' equity	(15,173)	(18)	(14)	(15,206)	(2,276)	(17,482)
Total	(15,173)	(18)	(14)	(15,206)	(2,276)	(2,238)
Balance at March 31, 2007	17,448	(454)	223	17,217	6,645	469,586

(4) Consolidated Statements of Cash Flows

	Six months ended September 30		Year ended March 31, 2007
	2006	2007	
	Millions of yen	Millions of yen	Millions of yen
Cash flows from operating activities:			
1. Income before income taxes and minority interests	26,187	17,804	45,422
2. Depreciation and amortization	8,929	10,819	18,626
3. Amortization of goodwill	370	650	754
4. Increase (decrease) in allowance for doubtful accounts	(155)	(400)	259
5. Increase (decrease) in other allowances	498	(325)	(19)
6. Interest and dividend income	(1,528)	(1,539)	(2,288)
7. Interests expense	457	464	921
8. Revaluation of foreign currency assets	(7)	6	(12)
9. Equity in earnings of unconsolidated subsidiaries and affiliated	(1,160)	(1,060)	(2,536)
10. Loss on sale and disposal of fixed assets	91	237	174
11. (Gain) loss on sale of marketable securities	(14)	(2,843)	(71)
12. (Gain) loss on sale of investments	—	(6,118)	—
13. Notes and accounts receivable, net	(1,462)	3,455	(8,402)
14. Inventories	376	1,431	(637)
15. Notes and accounts payable	689	(1,151)	7,612
16. Others	(61)	922	3,808
Subtotal	33,210	22,353	63,610
17. Interests and dividends received	1,942	1,801	2,801
18. Interests paid	(624)	(451)	(1,066)
19. Income taxes paid	(3,209)	(16,729)	(8,243)
20. Income taxes refunded	3,600	—	3,600
21. Others	113	—	14
Net cash provided by operating activities	35,032	6,973	60,718

	Six months ended September 30		Year ended March 31, 2007
	2006	2007	
	Millions of yen	Millions of yen	Millions of yen
Cash flows from investing activities:			
1. Payments for purchase of marketable securities	(22,443)	(50)	(25,144)
2. Proceeds from sales and redemption of marketable securities	10,538	350	22,951
3. Payments on purchase of tangible fixed assets	(15,050)	(24,276)	(21,336)
4. Proceeds from sale of tangible fixed assets	43	1,706	126
5. Payments for purchase of intangible fixed assets	(3,151)	(3,953)	(6,372)
6. Payments for purchase of investment securities	(2,149)	(8,561)	(5,267)
7. Proceeds from sale and redemption of investment securities	9,646	1,713	10,095
8. Payments for acquisition of subsidiaries' stocks	(455)	(658)	(5,681)
9. Payments for the acquisition of subsidiaries' stock associated with changes to the scope of consolidation	—	7,440	—
10. Payments for the loans	(8)	(43)	(259)
11. Proceeds from the loans collected	47	175	98
12. Proceeds from sale of investments	—	9,508	—
13. Others	3,466	(2,553)	12,584
Net cash used in investing activities	(19,517)	(19,201)	(18,206)
Cash flows from financing activities:			
1. Net decrease in short-term borrowings	473	2	276
2. Proceeds from long-term borrowings	1,148	1,485	1,148
3. Repayments of long-term borrowings	(1,216)	(515)	(1,736)
4. Payments of redemption of bonds with stock purchase rights	—	(382)	—
5. Dividends paid by the Company	(4,070)	(6,397)	(8,406)
6. Dividends paid to minority interests	(266)	(136)	(294)
Net cash used in financing activities	(3,932)	(5,943)	(9,013)
Effect of exchange rate changes on cash and cash equivalents	(31)	121	18
Net increase (decrease) in cash and cash equivalents	11,551	(18,049)	33,517
Cash and cash equivalents at the beginning of the period	71,163	104,324	71,163
Decrease in cash and cash equivalents of the change of the scope of consolidation	(356)	—	(356)
Cash and cash equivalents at the end of the period	82,358	86,275	104,324

5. SEGMENT INFORMATION

Six months ended September 30, 2006 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales from third parties	190,568	9,779	31,178	36,235	21,215	288,976	—	288,976
2. Intra-group net sales and transfers	11,805	15,711	168	680	7,661	36,027	(36,027)	—
Total sales	202,374	25,490	31,347	36,916	28,876	325,004	(36,027)	288,976
Operating expenses	182,146	23,925	32,247	34,322	28,200	300,841	(36,009)	264,832
Operating income	20,228	1,565	(900)	2,593	676	24,162	(18)	24,144

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Segment	Services and products provided
Broadcasting	Television and radio broadcasting
Broadcasting-Related Business	Planning, production, engineering and relay operations well as other businesses for TV programming for programming
Direct Marketing	Direct marketing, sale of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other Businesses	Temporary agency services, real estate leasing, software development, publishing, etc.

3. From the subject interim period, Fuji Television has applied the Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan (ASBJ) Corporate Accounting Standard No. 4 of November 29, 2005). As a result of this change, when compared to the former method operating expenses during the subject interim period increased by ¥59 million in the Broadcasting segment, ¥65 million in the Program Production and Related Business segment, ¥50 million in the Video and Music segment, and ¥22 million in the Other Businesses segment, with operating income reduced in each segment accordingly.

4. Due to a revision to regulations concerning consolidated financial statements for the interim period, from the subject interim period, amortization of goodwill and amortization of negative goodwill will be accounted together. As a result of this change, when compared to the former method operating expenses during the subject interim period increased by ¥2 million in the Broadcasting segment, ¥5 million in the Direct Marketing segment, ¥197 million in the Video and Music segment, and ¥93 million in the Other Businesses segment, with operating income reduced in each segment accordingly.

Six months ended September 30, 2007 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales from third parties	193,187	9,343	29,674	32,090	17,401	281,697	—	281,697
2. Intra-group net sales and transfers	11,020	17,959	292	641	8,021	37,935	(37,935)	—
Total sales	204,208	27,302	29,967	32,732	25,422	319,632	(37,935)	281,697
Operating expenses	196,235	25,747	31,966	32,630	25,642	312,222	(37,905)	274,316
Operating income	7,972	1,555	(1,999)	101	(220)	7,410	(29)	7,381

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Segment	Services and products provided
Broadcasting	Television and radio broadcasting
Broadcasting-Related Business	Planning, production, engineering and relay operations well as other businesses for TV programming for programming
Direct Marketing	Direct marketing, sale of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other Businesses	Temporary agency services, real estate leasing, software development, publishing, etc.

3. Fuji Television, in accordance with revisions to the corporate tax code, has changed its depreciation method for tangible fixed assets from the subject interim period. Tangible fixed assets acquired on and after April 1, 2007 are depreciated in accordance with the provisions of the revised corporate tax code. As a result of this change, compared with the previous method operating expenses for the subject interim period increased ¥204 million in the Broadcasting segment; ¥12 million in Program Production and Related Business; ¥0 million in Direct Marketing; ¥3 million in Video and Music; and ¥0 million in Other; with corresponding decreases in operating income.

4. Fuji Television, in accordance with revisions to corporate tax code, from the subject interim period has applied the following accounting procedures for tangible fixed assets acquired on and before March 31, 2007. When the depreciated value of a tangible fixed asset reaches 5% of its acquisition cost (under the depreciation method applicable before revision) in a certain fiscal year, the difference between such value (5% of the acquisition cost) and the memorandum value of the asset is depreciated in an equal amount over five years from the next fiscal year. As a result of this change, operating expenses increased ¥94 million in the Broadcasting segment; ¥14 million in Program Production and Related Business; ¥1 million in Direct Marketing; and ¥1 million in Other; with corresponding decreases in operating income.

Year ended March 31, 2007 (Figures less than ¥1 million have been omitted.)

	Millions of yen							
	Broadcasting	Program production and related business	Direct marketing	Video and music	Other	Total	Eliminations	Consolidated
Net sales:								
1. Net sales to third parties	379,277	21,173	67,039	72,996	42,173	582,660	—	582,660
2. Intra-group net sales and transfers	23,512	31,321	282	1,333	16,942	73,392	(73,392)	—
Total sales	402,789	52,494	67,321	74,330	59,116	656,052	(73,392)	582,660
Operating expenses	366,584	48,791	68,986	70,768	58,386	613,518	(73,183)	540,334
Operating income	36,205	3,702	(1,664)	3,561	729	42,533	(208)	42,325

Notes: 1. The segments adopted below are those used for internal control purposes.

2. Major operations, products, and services by segment

Business Segment	Major operations, products, and services
Broadcasting business	Sales of TV broadcasting time and programming
TV broadcasting-related business	Planning, production, engineering and relay operations as well as other businesses for TV programming
Direct marketing	Direct marketing and sales of fresh flowers
Video and Music	Production and sale of music and video software, management of music copyrights, etc.
Other	Temporary agency services, movables leasing, software development, publishing

3. From the subject fiscal year, Fuji Television has applied the Accounting Standard for Directors' Bonus (Accounting Standards Board of Japan (ASBJ) Corporate Accounting Standard No. 4 of November 29, 2005).

As a result of this change, when compared to the former method, operating expenses during the subject fiscal year increased by ¥111 million in the Broadcasting segment, ¥136 million in the Program Production and Related Business segment, ¥105 million in the Video and Music segment, and ¥49 million in the Other Businesses segment, with operating income reduced in each segment accordingly.

4. Due to a revision to regulations concerning consolidated financial statements for the period, from the subject fiscal year, goodwill and negative goodwill or amortization of goodwill and negative goodwill will be accounted together. As a result of this change, when compared to the former method, operating expenses during the subject fiscal year increased by ¥497 million in the Broadcasting segment, ¥72 million in the Program Production and Related Business segment, ¥18 million in the Direct Marketing segment, ¥73 million in the Video and Music segment, and ¥9 million in the Other segment, with operating income reduced in each segment accordingly.

(Translation)

November 14, 2007

Dear Shareholders:

NOTICE OF RESOLUTION OF
THE BOARD OF DIRECTORS ON INTERIM DIVIDENDS

We would like to inform you that a resolution for the payment of interim dividends for the 67th business year (April 1, 2007 to March 31, 2008) was made at the meeting of the Board of Directors of the Company held on November 13, 2007, as described below:

Yours very truly,

Fuji Television Network, Incorporated
4-8, Daiba 2-chome, Minato-ku, Tokyo

Koh Toyoda
President and Representative Director

Description

Interim dividends shall be paid to the shareholders or registered pledgees appearing or recorded in the final register of shareholders and the final register of beneficial shareholders and to the holders of fractional shares appearing or recorded in the final register of fractional shares, as of September 30, 2007, as provided for the Articles of Incorporation of the Company, as follows:

1. Amount of Interim Dividend: ¥1,800 per share

2. Effective Date for Right to Payment and Date of Payment: December 7 (Friday), 2007

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